UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

uniQure N.V.

(Name of Issuer)

Common Stock, par value EUR 0.05 per share

(Title of Class of Securities)

N90064101

(CUSIP Number)

31 DECEMBER 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90064101	13G	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion Co-Investment Coöperatief U.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER See Item 5
(6) SHARED VOTING POWER See Item 5
(7) SOLE DISPOSITIVE POWER See Item 5
(8) SHARED DISPOSITIVE POWER See Item 5
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 5 1
(12)	TYPE OF REPORTING PERSON OO

(1)	This calculation assumed that there are 30,800,000 Ordinary Shares outstanding as set forth in UniQure N.V.’s (the “Issuer”) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017.

CUSIP No. 90064101	13G	Page 3 of 6 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Forbion I Management B.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER See Item 5
(6) SHARED VOTING POWER See Item 5
(7) SOLE DISPOSITIVE POWER See Item 5
(8) SHARED DISPOSITIVE POWER See Item 5
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) See Item 5 1
(12)	TYPE OF REPORTING PERSON OO

(1)	This calculation assumed that there are 30,800,000 Ordinary Shares outstanding as set forth in UniQure N.V.’s (the “Issuer”) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017.

CUSIP No. 90064101	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

uniQure N.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Meibergdreef 61, 1105BA Amsterdam, The Netherlands

Item 2(a).	Name of Person Filing:

This Statement is being filed by Forbion Co-Investment Coöperatief U.A. (“Co-Invest COOP”), and Forbion 1 Management B.V. (“Forbion”), the director of Co-Invest COOP. Co-Invest COOP and Forbion are sometimes referred to collectively herein as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of each of the Reporting Persons is c/o Forbion Co-Investment Coöperatief U.A., PO Box 5187, 1410 AD Naarden, The Netherlands.

Item 2(c).	Citizenship:

Forbion Co-Investment Coöperatief U.A. – The Netherlands

Forbion 1 Management B.V. – The Netherlands

Item 2(d).	Title of Class of Securities:

common stock, par value $0.05 per share

Item 2(e).	CUSIP Number:

N90064101

Item 3.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 5

(b)	Percent of class: See Item 5

The foregoing percentage is calculated based on 30,800,000 Ordinary Shares outstanding as set forth in UniQure N.V.’s (the “Issuer”) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5

(ii)	Shared power to vote or to direct the vote: See Item 5

CUSIP No. 90064101	13G	Page 5 of 6 Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 5

(iv)	Shared power to dispose or to direct the disposition of: See Item 5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be a beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

CUSIP No. 90064101	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

FORBION CO-INVESTMENT COÖPERATIEF U.A. By its Director FORBION 1 MANAGEMENT B.V.

By:	/s/ M.A. van Osch /s/ H.A. Slootweg
Name: Title:	M.A. van Osch H.A. Slootweg its Directors